Exhibit 99.1

ICA strengthens its corporate governance

● Annual Meeting reduces size of board and elects four new directors
● Board will have a majority of independent directors
● Board committees restructured

Mexico City, April 17, 2013 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced that its Annual Shareholders’ Meeting yesterday approved changes to strengthen the Company’s corporate governance.  The changes are designed to increase the agility of the board by reducing its size, and to increase the separation between the Board of Directors, with its oversight duties, and operating management. The changes are in keeping with international corporate governance best practices. The size of the Board decreased from 17 to 12 members, including only two current members of management; 7 are independent members.

Prior to the Annual Meeting, the Board also approved a restructuring of the Board Committees, increasing the number from two to three, with the division of responsibilities between the Corporate Practices Committee and the Finance, Planning, and Sustainability Committee. The Corporate Practices Committee will be responsible for issues of succession, nomination, compensation, evaluation, and the overall structure of the system of corporate governance.  It will be made up entirely of independent directors.  The Finance, Planning, and Sustainability Committee will concentrate on finance, strategic planning, risk management, and sustainability issues.  It will be chaired by an Independent Director, but may include both management and independent directors.  Previously, one committee oversaw both sets of issues. In addition, ICA has an Audit Committee completely made up of independent directors. The Shareholders’ Meeting elected the Chairs of the three committees.

Chairman Bernardo Quintana noted the recommendations of the New York Stock Exchange in describing the proposed changes in the Board, saying, “ICA is establishing new guidelines for the improvement of our corporate governance, continuing our evolution in line with the trends for public companies, while also recognizing the transformation process in which the company has been engaged in recent years.”

The new members elected to the board of directors are: Carlos Fernández González, Ricardo Gutiérrez Muñoz, and Carlos Guzmán Bofill, all Independent Directors, and Eduardo Revilla Martínez as a Director.

Mr. Quintana noted, “This new conformation of the board, including the staggered terms of the board members, will strengthen the autonomy of the board with respect to the senior management of the Company.”

Three current members of management, and six other directors left the Board by not standing for re-election or resignation, in order to facilitate the smaller board or because of other professional commitments.

“On behalf of the board of directors, and personally, I want to recognize fully these individuals for their dedication, professionalism, and contributions to enrich our work and improve the areas in which they have been engaged,” said Mr. Quintana.

For more information contact:
Iga Wolska iga.wolska@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

As approved by the Shareholders’ Meeting, the board of directors of Empresas ICA is composed as follows:

Bernardo Quintana Isaac
José Luis Guerrero
Fernando Flores y Pérez
Alonso Quintana Kawage
Elsa Beatriz García Bojorges
Margarita Hugues Vélez
Salvador Alva Gómez
Diego Quintana Kawage
Carlos Fernández González
Ricardo Gutiérrez Muñoz
Carlos Guzmán Bofill
Eduardo Revilla Martínez
Chairman Director Independent Director Director Independent Director Independent Director Independent Director Director Independent Director Independent Director Independent Director Director

The Shareholders’ Meeting also elected the chairs of the Board Committees:

•	Audit Committee: Elsa Beatriz García Bojorges
•	Corporate Practices: Fernando Flores y Pérez
•	Finance, Planning, and Sustainability: Fernando Flores y Pérez

The summary of the resolutions of the Annual Shareholders’ Meeting and the biographies of the new members of the board may be found on the Corporate Governance/Investor Relations pages of ICA’s corporate website, http://ica.com.mx.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.  For more information, visit www.ica.com.mx/ir

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

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